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                                 EXHIBIT (d)(10)
                    AMENDMENT TO THE SEPARATE ACCOUNT SECTION
                           FOR VARIABLE LIFE POLICIES

    As of the Date of Issue, the first two paragraphs of Section 5.1 DESCRIPTION and all of Section 5.2 are amended as follows:

5.1 DESCRIPTION

    The Northwestern Mutual Variable Life Account (the Separate Account) has been established by the Company pursuant to Wisconsin law and is registered as a unit investment trust under the Investment Company Act of 1940.

    The Separate Account has nine Divisions - Select Bond Division, International Equity Division, Money Market Division, Balanced Division, Index 500 Stock Division, Aggressive Growth Stock Division, High Yield Bond Division, Growth Stock Division, and Growth and Income Stock Division. Assets of the Separate Account are invested in shares of Northwestern Mutual Variable Life Series Fund, Inc. (the Fund). The Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Fund has nine Portfolios -- Select Bond Portfolio, International Equity Portfolio, Money Market Portfolio, Balanced Portfolio, Index 500 Stock Portfolio, Aggressive Growth Stock Portfolio, High Yield Bond Portfolio, Growth Stock Portfolio, and Growth and Income Stock Portfolio. Assets of each Division of the Separate Account are invested in shares of the corresponding Portfolio of the Fund. Shares of the Fund are purchased for the Separate Account at their net asset value. The Company may make available additional Divisions and additional Portfolios.

                                             JOHN M. BREMER
                                             -----------------------------------
                                             John M. Bremer, Secretary

                                             THE NORTHWESTERN MUTUAL
                                             LIFE INSURANCE COMPANY